October 3, 2006


Mr. John Reynolds
Assistant Director, Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:  MetaMorphix, Inc.
     Registration Statement on Form 10-SB
     Filed May 2, 2005
     SEC File No. 000-51294
     Response to SEC comment letter dated June 2, 2005


Dear Mr. Reynolds:

        Enclosed please find our responses to your comments on our Form 10-SB, filed with the Commission on May 2, 2005. We have provided our responses in the form of a detailed cover letter to facilitate your review as you have requested.

        In connection with our responses to your comments, MetaMorphix, Inc. acknowledges that:

        a. We are responsible for the adequacy and accuracy of the disclosure in our filing,

        b. Staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

        c. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have listed your comments below, with our responses to those specific comments immediately following. We have revised our Form 10-SB in response to your comments where noted.

Thank you for your review of our filing.


Sincerely,

/s/ Edwin C. Quattlebaum

Edwin C. Quattlebaum
President, CEO, and Co-Chairman of the Board

FORWARD-LOOKING STATEMENTS, PAGE 1
----------------------------------

    1. PLEASE CLARIFY TO DISCLOSE THAT THE SAFE HARBORS FOR FORWARD-LOOKING STATEMENTS INCLUDED IN THE SECURITIES ACT AND SECURITIES EXCHANGE ACT DO NOT APPLY TO STATEMENTS MADE IN YOUR FORM 10-SB.

    Management's response: We have revised our Forward Looking Statements section to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities Exchange Act do not apply to statements made in our Form 10-SB.


PART I, PAGE 2
--------------

ITEM 1. DESCRIPTION OF BUSINESS, PAGE 2
---------------------------------------

    2.  PLEASE  DESCRIBE  THE  DEVELOPMENT  OF THE  BUSINESS AS REQUIRED BY ITEM
        101(A) OF REGULATION S-B. ALSO, PLEASE PROVIDE A DISCUSSION OF THE ACTUAL PRODUCTS AND SERVICES YOU HAVE DEVELOPED TO DATE.

    Management's response: We have expanded our description of the development of our business in accordance with Item 101(a) of Regulation S-B under the "Overview" section of Item 1. "Description of Business" and provided additional discussion of the actual products and services we have developed to date under the "Our Proprietary Technologies" section.

    3. IN DESCRIBING YOUR BUSINESS, YOU EMPLOY MANY TECHNICAL TERMS AND JARGON THROUGHOUT THIS SECTION THAT MAYBE CONFUSING AND DIFFICULT FOR AN AVERAGE READER TO UNDERSTAND. FOR EXAMPLE, WE NOTE THE TERMS "GROWTH DIFFERENTIATION FACTORS," "CACHEXIA," "GENOTYPING," BIOINFOMATICS, "SNP," "NUCLEOTIDE" ETC. PLEASE REVIEW THIS SECTION FOR TECHNICAL TERMS OR JARGON AND SIGNIFICANTLY REVISE THE BUSINESS SECTION TO EXPLAIN IN GREATER DETAIL YOUR PRINCIPAL PRODUCTS AND SERVICES. WHERE TECHNICAL TERMS OR JARGON ARE USED, PLEASE EITHER EXPLAIN WHEN FIRST USED OR REMOVE ANY TECHNICAL TERMS OR JARGON.

    Management's response: We have revised the business section to explain in greater detail our principal products and services. Where technical terms or jargon are used, we have explained the terms when first used.

    4. FOR EACH OF THE PRODUCTS, PLEASE DESCRIBE HOW THE COMPANY DEVELOPS THE PRODUCT OR THE TECHNOLOGY.

    Management's response: We have revised this section to include a description of how we develop our products or our technology.

    5. FOR EACH OF THE AGREEMENTS DISCUSSED IN THE BUSINESS SECTION, PLEASE DISCUSS THE MATERIAL TERMS OF THE AGREEMENT, INCLUDING THE DURATION.

    Management's response: For each of the agreements mentioned in the Overview portion of the business section, we have cross-referenced the discussion to the "Licenses, Acquisitions and Collaborative Agreements" section (also in the business section), where the material terms of the agreements are disclosed.


ANIMAL GENOMICS, PAGE 2
-----------------------

    6. WE NOTE THAT PARTS OF THE BUSINESS SECTION APPEAR PROMOTIONAL, RATHER THAN FACTUAL, AND SHOULD BE REVISED TO REMOVE ALL PROMOTIONAL
        STATEMENTS. NO SPECULATIVE INFORMATION SHOULD BE INCLUDED, UNLESS CLEARLY LABELED AS THE OPINION OF MANAGEMENT OF THE COMPANY ALONG WITH DISCLOSURE OF THE REASONABLE BASIS FOR SUCH OPINIONS OR BELIEFS. FOR EXAMPLE WE NOTE THE STATEMENTS IN THE FIRST PARAGRAPH OF THIS SUBSECTION SUCH AS "PROJECTED TO BE THE DOMINANT FUTURE TECHNOLOGIES FOR LIVESTOCK PRODUCTION AND ANIMAL AND HUMAN HEALTH!" ALSO SEE THE STATEMENT ON PAGE 3 IN THE THIRD PARAGRAPH THAT "WOULD RESULT NOT ONLY IN SUBSTANTIAL COST SAVINGS." PLEASE PROVIDE REASONABLE SUPPORT FOR THE PROMOTIONAL STATEMENTS IN THE PROSPECTUS. IF A REASONABLE BASIS CANNOT BE PROVIDED, THE STATEMENTS SHOULD BE REMOVED.

    Management's response: We have revised the statements in the business section so that they are clearly labeled as the opinion of management.


MYOSTATIN, PAGE 4
-----------------

    7. IN THIS SUBSECTION, WE NOTE THAT YOU MAKE SEVERAL ASSERTIONS REGARDING MARKET CONDITIONS. PLEASE PROVIDE US WITH REASONABLE SUPPORT FOR THE FOLLOWING ASSERTIONS AND SUMMARIZE THE SUPPORT IN THE PROSPECTUS. IF A THIRD PARTY IS THE SOURCE OF THE INFORMATION, PLEASE NAME THE THIRD PARTY AND THE PUBLICATION WHERE THE INFORMATION CAN BE FOUND. WE NOTE THE FOLLOWING:

        o "WE EXPECT OUR MYOSTATIN-BASED TECHNOLOGY TO BENEFIT THE GLOBAL LIVESTOCK INDUSTRY DRAMATICALLY BY IMPROVING PRODUCTION EFFICIENCIES, REDUCING PRODUCTION TIME, IMPROVING QUALITY AND NUTRITIONAL VALUE AND DECREASING THE PRODUCTION OF ANIMAL WASTE;"

        o   "PRODUCING ANIMALS WITH UP TO 8% TO 21% MORE MEAT;"

        o   "IMPROVING THE FEED CONVERSION RATIO BY AS MUCH AS 10%;"

        o   "DECREASING  THE TIME  REQUIRED  TO REACH A TARGET  WEIGHT BY 10% TO
            25%;"

        o "PRODUCING HIGHER QUALITY MEAT, INCLUDING MEAT WITH 50% LESS FAT CONTENT, HIGHER PROTEIN CONTENT, IMPROVED TENDERNESS AND BETTER FLAVOR;"

        o   "REDUCING ANIMAL WASTE;" AND

        o   "ACCELERATING MARKET BRANDING OF ANIMAL FOOD PRODUCTS."

        IF YOU CANNOT PROVIDE US WITH ADEQUATE SUPPORT FOR THESE ASSERTIONS, YOU SHOULD DELETE THEM.

    Management's response: We have revised this subsection to make our assertions more concise. We deleted the specific examples noted above. While we have adequate support for the original assertions, we believe the supporting data may be too technical for the reader of the document.


OTHER GDFS IN DEVELOPMENT, PAGE 5
---------------------------------

    8. PLEASE PROVIDE THE REASONABLE BASIS FOR THE STATEMENTS "[W]E BELIEVE THAT A POTENTIAL AGRICULTURAL USE FOR GDF-9 COULD BE THE REGULATION OF LIVESTOCK FERTILITY, WHILE POTENTIAL HUMAN USES INCLUDE THE TREATMENT OF INFERTILITY AND NONSTEROIDAL CONTRACEPTION. IN ADDITION, GDF-12 HAD BEEN FOUND TO PLAY A SPECIFIC ROLE IN LIVER GROWTH AND DEVELOPMENT AND COULD BE USED IN THE TREATMENT OF LIVER DISEASES SUCH AS CIRRHOSIS, HEPATITIS AND LIVER CANCER."

    Management's response: We have revised this subsection to include a reference to a published scientific report which we have used as a reasonable basis for our statements.


HUMAN APPLICATIONS, PAGE 5
--------------------------

    9. IN THE SECOND PARAGRAPH OF THIS SUBSECTION, PLEASE DESCRIBE THE "NUMEROUS SCIENTIFIC STUDIES."

    Management's response: We have revised the second paragraph of this subsection to describe the "numerous scientific studies." We have included the citations to certain publications and studies to which we were referring.


ANIMAL GENOMICS, PAGE 6
-----------------------

CELERA ACQUISITION, PAGE 6
--------------------------

    10. PLEASE DESCRIBE THE ASSETS THAT THE COMPANY ACQUIRED FROM CELERA GENOMICS GROUP OF APPLERA.

    Management's   response:  We  have  revised  the  disclosure  under  "Celera
    Acquisition" to describe the assets that we acquired from Celera Genomics Group of Applera.

    11. PLEASE  DESCRIBE  THE  OBLIGATION  TO PAY  CELERA  A  PERCENTAGE  OF ANY
        ECONOMIC CONSIDERATION THAT THE COMPANY RECEIVES FROM A CONTRACT OR BUSINESS RELATIONSHIP IN THE CATTLE AREA FOR 15 YEARS. ALSO DESCRIBE THE PERCENTAGE OF ANY CONSIDERATION THAT CELERA WILL RECEIVE FROM A COLLABORATION ENTERED INTO PRIOR TO FEBRUARY 28, 2006 IN THE SWINE OR POULTRY AREA.

    Management's response: We have revised the disclosure under "Celera Acquisition" to describe the revenue sharing and royalty provisions that obligate us to pay Celera 3% of any economic consideration we receive from a contract or business relationship in the cattle area for a period of 15 years to the extent such royalty exceeds a cumulative amount of $500,000 annually, and 20% of any consideration we receive from a collaboration entered into prior to February 28, 2006 in the swine sector. Cattle-related payments will be offset against a $500,000 annual payment we are required to make to Celera under the agreement. We received $1,000,000 from a swine collaborative partner, and were required to pay $1,000,000 to Celera for the right to grant a sub-license to that partner. If and when we receive revenues from our swine partner, $1,000,000 will be excluded from the calculation of economic consideration due to Celera when calculating a revenue sharing payment.

    12. PLEASE EXPLAIN THE EXAMPLE ON PAGE 6 WHEREBY YOU RECEIVED $1 MILLION FROM A SWINE COLLABORATIVE PARTNER AND WERE REQUIRED TO PAY $1 MILLION TO CELERA. ARE YOU REQUIRED TO PAY 100% OF THE AMOUNT FROM COLLABORATIVE PARTNERS? IS THIS INCLUSIVE OF THE $500,000 ANNUAL PAYMENT? ALSO, WHY WOULD $1 MILLION BE EXCLUDED FROM THE CALCULATION OF REVENUE SHARING PAYMENT RATHER THAN THE $500,000? PLEASE CLARIFY.

    Management's response: We are not required to pay 100% of the amounts received from all collaborative partners, however, to enable us to grant sub-license rights to Monsanto, we were obligated to pay the $1 million to Celera. Please refer to Exhibit 10.18 for a copy of the amendment to the agreement. This payment was not inclusive of the $500,000 annual payment, which is a minimum royalty requirement relating to cattle products. The $1 million to Celera was excluded from the revenue sharing because it was a one-time fee to grant a sub-license. We have revised the document to clarify the sub-license fee.


CARGILL AGREEMENT, PAGE 7
-------------------------

    13. PLEASE   DESCRIBE   WHEN  THE   COMPANY   MAY   ENTER   INTO  THE  JOINT
        COMMERCIALIZATION AGREEMENT WITH CARGILL AND THE DURATION OF THE AGREEMENT.

    Management's response: We have revised the "Cargill Agreement" section to describe when we may enter into the Joint Commercialization Agreement with Cargill (in 2006) and the duration of the agreement (for a period no less than 5 years).

    14. PLEASE DESCRIBE THE "DEFINED PERIOD" IN WHICH CARGILL WILL HAVE THE EXCLUSIVE RIGHT TO USE THE JOINT INTELLECTUAL PROPERTY ON A COMMERCIAL SCALE.

    Management's response: We have revised the "Cargill Agreement" section to describe the "defined period" in which Cargill had the exclusive right to use the joint intellectual property on a commercial scale, 18 months beginning in November 2004.

MONSANTO AGREEMENT, PAGE 7
--------------------------

    15. PLEASE DESCRIBE IN MORE DETAIL THE FEE ARRANGEMENT AND THE PRINCIPAL TERMS OF THE AGREEMENT BETWEEN THE COMPANY AND MONSANTO COMPANY.

    Management's response: We have revised the "Monsanto Agreement" section to describe in more detail the fee arrangement and the principal terms of the agreement between us and Monsanto Company.


GROWTH DIFFERENTIATION FACTOR TECHNOLOGY, PAGE 7
------------------------------------------------

AMENDED AND RESTATED COLLABORATION AGREEMENT WITH GENETICS INSTITUTE AND THE
----------------------------------------------------------------------------
JOHN HOPKINS UNIVERSITY, PAGE 7
-------------------------------

    16. PLEASE REFER TO THE FIRST PARAGRAPH ON PAGE 8. PLEASE DESCRIBE IN MORE DETAIL THE MILESTONE PAYMENTS AND THE ROYALTIES.

    Management's response: We have revised the disclosure to describe in more detail the milestone payments and the royalties. The dollar amount on each milestone payment is subject to a confidential treatment request currently pending SEC review.

    17. PLEASE REFER TO THE FOURTH PARAGRAPH, LAST SENTENCE, ON PAGE 8. PLEASE DESCRIBE THE PENALTY INTEREST RATE. PLEASE DISCLOSE ANY ACTION THAT MAY RESULT FROM THE DEFAULT, INCLUDING THE POSSIBILITY THAT THE AGREEMENT MAY NOT BE EXTENDED. PLEASE DISCLOSE THE CURRENT EXPIRATION DATE OF THE AGREEMENT.

    Management's response: We have revised this section to describe the penalty interest rate. We have noted that the collaboration agreement cannot be terminated by Wyeth for non-repayment of this note. We have also added the expiration date of the note and the collaboration agreement.


CHICKEN COMMERCIAL LICENSING, PAGE 9
------------------------------------

    18. PLEASE DESCRIBE IN MORE DETAIL THE "LETTERS OF INTENT" AND "LIMITED LICENSES AGREEMENTS" AND NAME THE TWO CHICKEN PRODUCERS.

    Management's response: We have revised the section to describe in more detail the "Letters of Intent" and "Limited Licenses Agreements". Regarding the naming of the two chicken producers, we are contractually required to obtain written consent prior to disclosure of the names of the two parties. We did not receive such consent prior to our original filing of our Form 10-SB. We are currently pursuing such written consent.

ADDITIONAL TECHNOLOGY, PAGE 9
-----------------------------

IMMUNOPHARMACEUTICALS, PAGE 9
-----------------------------

    19. PLEASE DESCRIBE IN MORE DETAIL THE ROYALTY PAYMENTS TO VIDO UNDER THE LICENSE AGREEMENT.

     Management's response: We removed this section of the document since we closed our facility in Canada as described in the Business Segments section of Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation, as well as Note 16 to the financial statements. The royalty obligation still exists and is disclosed in Note 4 to the financial statements.


PATENTS AND PROPRIETARY RIGHTS, PAGE 10
---------------------------------------

    20. PLEASE DESCRIBE THE NATURE OF THE PATENTS AND WHETHER THE COMPANY HOLDS JOINT OWNERSHIP WITH OR LICENSES ANY PATENTS. PLEASE DISCUSS THE IMPORTANCE TO YOUR BUSINESS OF THE PATENTS.

    Management's response: We have revised this paragraph to include the nature of our patents and to disclose that the majority our patents are exclusively licensed. We have discussed the importance of our patents to our business.


GOVERNMENT REGULATION, PAGE 10
------------------------------

    21. PLEASE DESCRIBE THE COMPANY'S PRODUCTS WHICH HAVE BEEN APPROVED BY THE FDA AND INCLUDE THE DATES OF APPROVAL. PLEASE DESCRIBE THOSE PRODUCTS WHICH THE COMPANY IS CURRENTLY SEEKING FDA APPROVAL, AND DESCRIBE THE STEPS NECESSARY TO OBTAIN APPROVAL. ALSO INCLUDE THOSE PRODUCTS IN WHICH THE COMPANY WILL SEEK IN THE NEAR FUTURE FDA APPROVAL.

    Management's response: We have no products which have been approved by the FDA. We have revised this section to disclose that we do not have any products which we are currently seeking FDA approval. We have also revised to disclose that we are not expecting to seek FDA product approval in the near future. We have also disclosed products which will require FDA approval. We have licensed the human therapeutic portion of our growth and differentiation technology to Wyeth, who is currently conducting clinical trials, and may seek FDA approval.

    22. PLEASE DESCRIBE ANY APPROVAL NECESSARY FOR THE COMPANY'S PRODUCTS BY THE U.S. DEPARTMENT OF AGRICULTURE.

    Management's response: We have revised to disclose that we have no products requiring approval by the U. S. Department of Agriculture.


FOREIGN REGULATION AND PRODUCT APPROVAL, PAGE 12
------------------------------------------------

    23. PLEASE DESCRIBE THE COMPANY'S PRODUCTS WHICH HAVE BEEN APPROVED OR ARE CURRENTLY IN THE PROCESS OF BEING APPROVED BY FOREIGN REGULATORY AUTHORITIES.

    Management's response: We have revised to disclose that we have no products requiring approval by the by foreign regulatory authorities.


MARKETING AND SALES, PAGE 13
----------------------------

    24. PLEASE DESCRIBE THE MARKETS FOR THE COMPANY'S PRODUCTS SUCH AS THE REGION OF THE COUNTRY THAT THE PRODUCTS ARE OFFERED OR IF THE PRODUCTS ARE OFFERED IN OTHER COUNTRIES.

    Management's response: We have revised this section to disclose that our products are offered to customers principally in the United States.


COMPETITION, PAGE 13
--------------------

ANIMAL GENOMICS, PAGE 13
------------------------

    25. PLEASE DESCRIBE THE COMPANY'S COMPETITIVE POSITION IN THE INDUSTRY.  SEE
        ITEM 101(b)(4) OF REGULATION S-B.

    Management's response: We have revised the "Competition" section to state our competitive position in the Animal Genomics industry.


EMPLOYEES, PAGE 14
------------------

    26. PLEASE INCLUDE THE NUMBER OF TOTAL EMPLOYEES, INCLUDING PART-TIME EMPLOYEES.

    Management's response: We have revised the "Employee" section to clarify that we employed 37 total employees at June 30, 2006.

OTHER
-----

    27. ON PAGE F-14, WE NOTE THE DISCUSSION OF THE "MYOSTATIN CHICKEN COMMERCIAL LICENSING." PLEASE DESCRIBE THE FEES AND THE PRINCIPAL TERMS OF THIS AGREEMENT IN THE DESCRIPTION OF BUSINESS SECTION.

    Management's response: We have disclosed on page 12 under "Chicken Commercial Licensing" the fees and principal terms of the agreement, but we are contractually required to obtain written consent before disclosing the confidential terms. We are in discussion with the parties to obtain consent for disclosure (to include license fees and royalties).

    28. PLEASE DESCRIBE THE COMPANY'S DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. SEE ITEM 101(b)(6) OF REGULATION S-B.

    Management's response: We have revised the "Description of Business' section to include a section titled "Customers", where we have described our dependence on a few major customers in accordance with Item 101(b)(6) of Regulation S-B.

    29. PLEASE DESCRIBE THE COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. SEE ITEM 101(b)(11) OF REGULATION S-B.

    Management's response: While we are not subject to environmental laws or regulations, we have revised the section to include a subsection titled "Other Regulations" where we disclose our requirements in accordance with
    Item 101(b)(11) of Regulation S-B.


RISK FACTORS, PAGE 14
---------------------

WE REQUIRE ADDITIONAL FUNDING AND MAY BE UNABLE TO OBTAIN FUNDING ON ACCEPTABLE TERMS, PAGE 14

    30. PLEASE DISCLOSE THE CASH BALANCE AS OF THE MOST RECENT PRACTICABLE DATE.

    Management's response: We have revised the document to disclose our cash balance as of September 26, 2006.

    31. PLEASE PROVIDE THE BASIS FOR THE STATEMENT THAT YOU BELIEVE YOU WILL GENERATE POSITIVE CASH FLOW FROM OPERATIONS DURING 2006 OR REMOVE. WE DIRECT YOU TO ITEM 10(d) OF REGULATION S-B REGARDING THE COMMISSION'S POSITION ON PROJECTIONS.

    Management's response: We have removed from our document the projection statement which stated that we believe we will generate positive cash flow from operations in 2006 in accordance with Item 10(d) of Regulation S-B regarding the Commission's position on projections.


WE HAVE SUBSTANTIAL OUTSTANDING INDEBTEDNESS INCLUDING AMOUNTS OWED TO MEMBERS
------------------------------------------------------------------------------
OF CURRENT AND FORMER MANAGEMENT THAT WE MAY BE UNABLE TO REPAY OR CONVERT TO
-----------------------------------------------------------------------------
EQUITY, PAGE 15
---------------

    32. YOU STATE, "[A]T DECEMBER 31, 2004, WE HAD APPROXIMATELY $20,960,000 OF OUTSTANDING INDEBTEDNESS IN THE FORM OF SHORT-TERM AND LONG-TERM PROMISSORY NOTES. OF SUCH AMOUNT, $1,605,293 PRINCIPAL AMOUNT IS PAST DUE AND AN ADDITIONAL $954,563 IS CONSIDERED SHORT TERM DEBT." WE NOTE THAT THE BALANCE SHEET REFLECTS $11,399,886 IN LONG TERM NOTES PAYABLE AND $1,623,824 IN SHORT TERM NOTES PAYABLE. PLEASE RECONCILE THE AMOUNTS DISCLOSED IN THE RISK FACTORS DISCUSSION TO THE AMOUNTS DISCLOSED IN THE FINANCIAL STATEMENTS AND NOTES THERETO.

    Management's response: Amounts disclosed in the Risk Factors discussion, which have been updated through June 30, 2006, reconcile with amounts disclosed in the financial statements and notes thereto as follows:

------------------------------------------- -------------- --------------- -----
                                               6/30/06        12/31/04
------------------------------------------- -------------- --------------- -----

------------------------------------------- -------------- --------------- -----
Short-term notes payable per Balance Sheet   $ 2,303,588     $ 1,373,824   A
------------------------------------------- -------------- --------------- -----
Less:   lease   notes    included    with
short-term notes                                 (37,230)        (28,467)  A
------------------------------------------- -------------- --------------- -----
Notes payable to officers  and  directors
per Balance Sheet                              2,184,498       1,214,498   A
------------------------------------------- -------------- --------------- -----
Long-term notes payable, net, per Balance
Sheet                                         26,113,045      11,399,886
------------------------------------------- -------------- --------------- -----
Unaccreted  debt  discount   relating  to
long-term notes payable                        5,107,455       7,000,745
                                             -----------     -----------
------------------------------------------- -------------- --------------- -----
Total outstanding   indebtedness  in  the
form  of    short-term    and   long-term
promissory notes  per  the  Risk  Factors    $35,671,356     $20,960,486
discussion                                   ===========     ===========
------------------------------------------- -------------- --------------- -----

------------------------------------------- -------------- --------------- -----
Sum of A is total short-term and past due
amounts                                      $ 4,450,856     $ 2,559,855
------------------------------------------- -------------- --------------- -----
Amounts past-due per Risk Factors              4,430,856       1,605,293
                                             -----------     -----------
------------------------------------------- -------------- --------------- -----
Remainder is short-term per Risk factors     $    20,000     $   954,562
                                             ===========     ===========
------------------------------------------- -------------- --------------- -----

OUR SUCCESS IN DEVELOPING OUR PRODUCT CANDIDATES DEPENDS UPON THE PERFORMANCE OF
--------------------------------------------------------------------------------
OUR LICENSEES AND COLLABORATIVE PARTNERS, PAGE 16
-------------------------------------------------

    33. PLEASE REVISE THE RISK FACTOR SUBHEADING TO DESCRIBE THE RISK THAT IS DISCUSSED IN THE NARRATIVE.

    Management's response: We have revised the risk factor subheading to describe the risk that is discussed in the narrative.


OUR PREFERRED STOCKHOLDERS MAY HAVE CONTROL OVER OUR ACTIONS, PAGE 20
---------------------------------------------------------------------

    34. WE NOTE THAT THE RISK FACTOR SUBHEADING STATES THAT THE PREFERRED STOCKHOLDERS MAY HAVE CONTROL OVER THE COMPANY'S ACTIONS. HOWEVER, IT APPEARS THAT THE PREFERRED STOCKHOLDERS WILL HAVE CONTROL OVER SUCH ACTIONS. PLEASE REVISE. ALSO, PLEASE DISCLOSE THE PERCENT OF VOTING CONTROL HELD BY THE SERIES E PREFERRED STOCK.

    Management's response: We have revised the risk factor subheading noting that our preferred stockholders have control of our actions. We included the percent of voting control held by the series E preferred stock, which was 23.9%

    35. PLEASE ADD A SEPARATE RISK FACTOR DISCUSSING THE GOING CONCERN RAISED BY THE INDEPENDENT AUDITORS' REPORT.

    Management's response: We have added a separate risk factor discussing the going concern raised by the independent auditors' report. See the revision included on page 18 of our Amendment No. 1 to our Form 10-SB.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 21
--------------------------------------------------------------------------

OVERVIEW, PAGE 21
-----------------

    36. WE BELIEVE YOUR MD&A. SECTION COULD BENEFIT FROM AN EXPANDED "OVERVIEW" SECTION THAT OFFERS INVESTORS AN INTRODUCTORY UNDERSTANDING OF METAMORPHIX AND THE MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS. A GOOD INTRODUCTION, ACCORDINGLY, MIGHT INCLUDE A DISCUSSION OF THE
        FOLLOWING:  THE  ECONOMIC  OR  INDUSTRY-WIDE  FACTORS  RELEVANT  TO  THE
        COMPANY; A DISCUSSION OF HOW THE COMPANY EARNS OR EXPECTS TO EARN REVENUES AND INCOME; THE IDENTITY OF THE COMPANY'S PRIMARY BUSINESS LINES, LOCATION(S) OF OPERATIONS AND PRINCIPAL SERVICES; AND INSIGHT INTO MATERIAL OPPORTUNITIES, CHALLENGES, RISKS, AND MATERIAL TRENDS AND UNCERTAINTIES. TO THE EXTENT KNOWN, PROVIDE INSIGHT INTO CHALLENGES, RISKS AND OPPORTUNITIES OF WHICH MANAGEMENT IS AWARE AND DISCUSS ANY ACTIONS BEING TAKEN TO ADDRESS THE SAME. FOR A MORE DETAILED DISCUSSION OF WHAT IS EXPECTED IN BOTH THIS SUBHEADING AND THE MD&A SECTION IN GENERAL, PLEASE REFER TO: HTTP://WWW.SEC.GOV/RULESLINTERP/33-8350.HTM. SEE ALSO, ITEM 303 OF REGULATION S-B.

    Management's response: We have expanded our "Overview" section giving an introductory understanding of our Company and including economic or industry-wide factors relevant to us; a discussion of how we earn or expect to earn revenues and income; the identity our primary business lines, location(s) of our operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties.

CRITICAL ACCOUNTING POLICIES, PAGE 21
-------------------------------------

    37. WE NOTE YOUR DISCLOSURE OF THE COMPANY'S CRITICAL ACCOUNTING POLICIES. PLEASE NOTE THIS DISCLOSURE IS SUPPOSED TO SUPPLEMENT, BUT NOT DUPLICATE, THE DESCRIPTION OF ACCOUNTING POLICIES IN THE NOTES TO THE FINANCIAL STATEMENTS AND PROVIDE GREATER INSIGHT INTO THE QUALITY AND VARIABILITY OF INFORMATION REGARDING FINANCIAL CONDITION AND OPERATING PERFORMANCE. REFER TO SEC RELEASE 33-8350, AVAILABLE AT WWW.SEC.GOV./RULES/INTERP/33-8350_HTM AND REVISE ACCORDINGLY.

    Management's response: We have revised our Critical Accounting Policies to exclude items which do not provide greater insight into the quality and variability of information regarding financial condition and operating performance. We have also expanded the revenue recognition sections in response to comments 38 through 41 below.

    38. IN CONNECTION WITH OUR COMMENT ABOVE, EXPAND THE DISCUSSION OF THE COMPANY'S REVENUE RECOGNITION POLICIES TO CLARIFY THE METHOD USED TO RECOGNIZE REVENUE FROM PARENTAGE AND IDENTIFICATION GENOTYPING SERVICES. DISCLOSE THE SIGNIFICANT TERMS AND CONDITIONS OF THESE SERVICE CONTRACTS AND EXPLAIN THE BASIS FOR THE COMPANY'S METHOD OF REVENUE RECOGNITION.

    Management's response: We have expanded our discussion of our revenue recognition policies to clarify the method we use to recognize revenue from parentage and identification genotyping services. We have disclosed the service conditions and have explained the basis for our method of revenue recognition.

    39. EXPAND THE DISCUSSION OF THE COMPANY'S REVENUE RECOGNITION POLICIES TO CLARIFY THE METHOD USED TO RECOGNIZE REVENUE FROM MILESTONE PAYMENTS FROM COLLABORATIVE PARTNERS AND LICENSEES. DISCLOSE SIGNIFICANT TERMS AND CONDITIONS IN THE COMPANY'S AGREEMENTS, AND EXPLAIN THE COMPANY'S BASIS FOR USE OF THE STRAIGHT-LINE METHOD FOR CERTAIN ARRANGEMENTS. DISCLOSE THE METHOD OF REVENUE RECOGNITION USED FOR ARRANGEMENTS WHERE THE COMPANY'S LEVEL OF EFFORT IS NOT CONSIDERED "RELATIVELY CONSTANT OVER THE PERFORMANCE PERIOD." EXPLAIN WHAT IS MEANT BY "THE DETERMINATION OF THE PERFORMANCE PERIOD INVOLVES JUDGMENT BY MANAGEMENT."

    Management's response: We have expanded our discussion of our revenue recognition policies to clarify the method we use to recognize revenue from milestone payments from collaborative partners and licensees. We have disclosed typical terms and conditions in our agreements, and we have explained our use of the straight-line method for certain arrangements. We have disclosed the method of revenue recognition used for arrangements where our level of effort is not considered "relatively constant over the performance period." We have removed the sentence: "the determination of the performance period involves judgment by management."

    40. DISCLOSE THE SPECIFIC REVENUE RECOGNITION POLICIES FOR UPFRONT PAYMENTS RECEIVED FROM COLLABORATIVE PARTNERS AND LICENSEES, INCLUDING THE $1 MILLION LICENSE FEE RECEIVED IN JUNE 2004 FROM MONSANTO COMPANY. DESCRIBE THE SIGNIFICANT TERMS AND CONDITIONS OF THE ARRANGEMENTS, INCLUDING, FOR EXAMPLE, THE FIVE YEAR LICENSE EXCLUSIVITY PERIOD AND OTHER TERMS OF THE MONSANTO AGREEMENT.

    Management's response: We have revised our discussion to disclose the specific revenue recognition policies for upfront payments received from collaborative partners and licensees, including the $1 million license fee received in June 2004 from Monsanto Company. We have described the significant terms and conditions of the arrangements, including, for example, the five year license exclusivity period and other terms of the Monsanto Agreement.

    41. EXPAND THE DISCUSSION OF REVENUE RECOGNITION POLICIES TO QUANTIFY THE AMOUNT OF REVENUE EARNED DURING THE PERIODS PRESENTED FOR EACH OF THE COMPANY'S PRINCIPAL SOURCES OF REVENUES, INCLUDING PARENTAGE AND IDENTIFICATION GENOTYPING SERVICES, UPFRONT AND MILESTONE PAYMENTS FROM COLLABORATIVE PARTNERS AND LICENSEES, AND OTHER SOURCES OR TYPES OF ARRANGEMENTS.

    Management's response: In the "Results of Operations" section of MD&A, we have quantified the amount of revenue earned during the periods presented for each our principal sources of revenues, including parentage and identification genotyping services, upfront and milestone payments from collaborative partners and licensees, and other sources or types of arrangements.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 25
----------------------------------------

    42. UPDATE TO PROVIDE AN EXPLANATION FOR THE NET CHANGE IN CASH FROM OPERATING, INVESTING AND FINANCING ACTIVITIES.

    Management's response: We have revised the document to include a table detailing cash from operating, investing and financing activities, as well as explanations for the net changes in cash from each.

    43. DISCUSS ANY TRENDS, EVENTS OR UNCERTAINTIES TO HAVE A MATERIAL IMPACT ON SHORT TERM OR LONG TERM LIQUIDITY.

    Management's response: We have included a discussion of any trends, events or uncertainties that have a material impact on short term or long term liquidity, specifically relating to our progress in our collaborative and development agreements, and our relationships with our vendors.

    44. DISCLOSE THE COMPANY'S ISSUANCE OF WARRANTS TO SATISFY PENALTIES DUE TO THE DELAY OF PAYING NOTE HOLDERS.

    Management's response: We have included a disclosure relating to the issuance of warrants to satisfy penalties due to the delay of paying note holders.

    45. PLEASE DISCLOSE THE CASH BALANCE AS OF THE MOST RECENT PRACTICABLE DATE AND DISCLOSE HOW LONG YOU CAN SATISFY YOUR CASH REQUIREMENTS.

    Management's response: We have included a disclosure of our cash balance as of the most recent practicable date (June 30, 2006, the latest full consolidated close) and we have discussed how long we can satisfy our cash requirements.


RESULTS OF OPERATIONS, PAGE 26
------------------------------

    46. PLEASE DISCLOSE THAT THERE IS NO GUARANTEE THAT REVENUES WILL INCREASE SIGNIFICANTLY OR THAT THESE TECHNOLOGIES CURRENTLY UNDER COLLABORATIVE RESEARCH PROJECTS WILL BE COMMERCIALIZED. LASTLY, PLEASE INCLUDE DISCLOSURE IMMEDIATELY FOLLOWING THIS DISCLOSURE WARNING INVESTORS ABOUT PLACING UNDUE CERTAINTY ON PROJECTIONS.

    Management's response: We have revised the Results of Operations section of the document to disclose that there is no guarantee that revenues will increase significantly or that these technologies currently under collaborative research projects will be commercialized. We have also included a disclosure immediately following the disclosure warning investors about placing undue certainty on projections.

    47. PLEASE INCLUDE A COMPARISON OF THE NET LOSSES.

    Management's response: We have included a comparison of our net losses in the Results of Operations section of the document.


ITEM 3. DESCRIPTION OF PROPERTY, PAGE 28
----------------------------------------

    48. PLEASE INCLUDE THE PAYMENT AMOUNTS UNDER EACH LEASE AGREEMENT.

    Management's response: We have revised the table in Item 3 Description of Property to include the payment amounts under each lease agreement.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 29
-------------------------------------------------------------------------------

    49. WE NOTE THE DISCLOSURE IN FOOTNOTE THREE THAT THE PERCENT OF OWNERSHIP IS BASED ON THE NUMBER OF SHARES OUTSTANDING ASSUMING CONVERSION OF THE PREFERRED STOCK. WE DIRECT YOUR ATTENTION TO INSTRUCTION 3 TO ITEM 403 OF REGULATION S-B. PLEASE CALCULATE THE PERCENT ON THE BASIS OF THE OUTSTANDING SECURITIES PLUS, FOR EACH PERSON OR GROUP, ANY SECURITIES THAT PERSON OR GROUP HAS THE RIGHT TO ACQUIRE WITHIN 60 DAYS PURSUANT TO OPTIONS, WARRANTS OR OTHER CONVERSION RIGHTS.

    Management's response: In Amendment No. 1, we have recalculated the beneficial ownership percentage using our common stock. The calculation was done on the basis of the outstanding securities plus, for each person or group, any securities that person or group has the right to acquire within 60 days pursuant to options, warrants or other conversion rights.

    50. PLEASE REVISE THE FOOTNOTES TO INDICATE THE AMOUNT OF COMMON STOCK HELD THROUGH WARRANTS, OPTIONS, PREFERRED STOCK OR CONVERTIBLE DEBT

    Management's  response: We have revised the footnotes to indicate the amount
    of  common  stock  held  through  warrants,   options,  preferred  stock  or
    convertible debt for each person listed.

    51. PLEASE PROVIDE THE ADDRESS FOR APPLERA CORPORATION.

    Management's response: We have included the address for Applera Corporation in the "Security Ownership of Certain Beneficial Owners and Management" table.

    52. FOR APPLERA CORPORATION, PLEASE PROVIDE THE NAME(S) OF THE NATURAL PERSON(S) WITH VOTING OR DISPOSITIVE CONTROL OVER SUCH COMPANY.

    Management's response: We have revised the footnote to disclose that Applera Corporation is a publicly traded company and have named their Chairman, President and Chief Executive Officer. We were informed by corporate counsel for Applera, that Applera does not identify any individual as having voting and dispositive power. We were informed that Applera, the corporation itself, has voting and dispositive control.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 30
-------------------------------------------------------------------------------

    53. PLEASE INCLUDE THE DATES OF THE PRIOR EXECUTIVE POSITIONS LISTED FOR DR. QUATTLEBAUM.

    Management's   response:  We  have  revised  the  "Directors  and  Executive
    Officers, Promoters and Control Persons" section to include the dates of the prior executive positions listed for Dr. Quattlebaum.

    54. PLEASE DISCLOSE MR. RUSSO'S BUSINESS ACTIVITIES FROM JANUARY 2002 THROUGH MARCH 2003.

    Management's response: We have revised the discussion to include Mr. Russo's business activities from January 2002 through March 2003.

    55. PLEASE DESCRIBE THE EMPLOYMENT AND DATES OF EMPLOYMENT FOR DR. BAILE, MR. BLOCK AND MR. REID DURING THE LAST FIVE YEARS. SEE ITEM 401(A)(4) OF REGULATION S-B. ALSO INCLUDE THE DATES OF THEIR EMPLOYMENT OR AFFILIATION WITH THE INSTITUTIONS LISTED.

    Management's response: We have revised the "Directors and Executive Officers, Promoters and Control Persons" section to describe the employment and dates of employment for Dr. Baile and Mr. Block during the last five years in accordance with Item 401(a)(4) of Regulation S-B. We have also revised the section to include the dates of their employment or affiliation with the institutions listed. Mr. Reid is no longer a director of MetaMorphix, Inc. and has been removed from the disclosure. We have included a description of employment and dates of employment during the last five years for our two new directors, Mr. Victor Casini and Mr. Peter Drake.


ITEM 6. EXECUTIVE COMPENSATION, PAGE 32
---------------------------------------

    56. PLEASE DISCLOSE IN A FOOTNOTE TO THE TABLE ANY AMOUNT OF SALARIES UNPAID AND ACCRUED, IF ANY.

    Management's response: We have revised the Executive Compensation table to include a disclosure in a footnote which details the amount s of salaries which were unpaid and accrued at December 31, 2005.

    57. PLEASE DISCLOSE THE CERTAIN PERFORMANCE-BASED GOALS THAT ARE USED TO DETERMINE THE BONUS FOR MR. QUATTLEBAUM.

    Management's response: We have revised the Executive Compensation table to include a footnote which discloses the certain performance-based goals that are used to determine the bonus for Mr. Quattlebaum.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 38
---------------------------------------------------------------

MANAGEMENT LOANS, PAGE 38
-------------------------

    58. PLEASE FILE AS EXHIBITS, THE NOTES ISSUED BY THE COMPANY TO OFFICERS AND DIRECTORS. SEE ITEM 610 OF REGULATION S-B.

    Management's response: We will file as exhibits the notes issued by the Company to officers and directors in accordance with Item 610 of Regulation S-B.


ITEM 8. DESCRIPTION OF SECURITIES, PAGE 39
------------------------------------------

    59. PLEASE RECONCILE THE NUMBER OF SHARES PRESENTED ON THE CAPITALIZATION TABLE ON PAGE 39 FOR SERIES C, D, F AND G TO THE SAME SHARES PRESENTED IN "PREFERRED STOCK" ON PAGE 40.

    Management's response: The number of shares listed in the capitalization table on page 58 for preferred stock represents shares outstanding, while the shares listed under "Preferred Stock" on pages 59-60 represent the number of shares authorized for each Series. We have clarified the difference under the "Preferred Stock" section.


PART II, PAGE 43
----------------

ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES, PAGE 44
-------------------------------------------------------

    60. WE NOTE THE WARRANTS ISSUED FOR SERVICES. PLEASE DISCLOSE THE SERVICES RENDERED AND THE VALUE PLACED ON THE SERVICES.

    Management's response: We have revised the section regarding warrants issued for services and have disclosed the services rendered and the value placed on the services, which equates to the calculated value of the warrants granted.

    61. FOR EACH TRANSACTION PLEASE DISCLOSE THE PERSONS OR CLASS OF PERSONS TO WHOM THE SECURITIES WERE SOLD. SEE ITEM 701(b) OF REGULATION S-B.

    Management's response: For each transaction where securities were sold, we have noted that the securities were sold to groups of accredited investors in private placement transactions in accordance with Item 701(b) of Regulation S-B.

    62. FOR EACH TRANSACTION DISCLOSED, PLEASE DISCLOSE THE FACTS SUPPORTING YOUR RELIANCE UPON EACH EXEMPTION FROM REGISTRATION.

    Management's response: We have noted our facts supporting our reliance upon each exemption from registration in the final paragraph of Item 4, which applies to all transactions disclosed, where we say:

    All of the above-described issuances were exempt from registration pursuant to Section 4(2) of the Securities Act, or Regulation D or Rule 144A promulgated thereunder, as transactions not involving a public offering. With respect to each transaction listed above, no general solicitation was made by either us or any person acting on our behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Part II, Item 4.

    63. PLEASE INCLUDE THE NOTES/LOANS  WITH  MANAGEMENT  THAT ARE  CONVERTIBLE.

    Management's   response:   None  of  the  notes/loans  with  management  are
    convertible into equity.


FINANCIAL STATEMENTS
--------------------

NOTE 4 AND LICENSES, ACQUISITIONS AND COLLABORATIVE AGREEMENTS, PAGE F-12 -
---------------------------------------------------------------------------
CELERA AGGEN ACQUISITION, PAGE 6
--------------------------------

    64. IN THE SECOND PARAGRAPH OF NOTE 4, WE NOTE THAT THE SHORT TERM PORTION OF THE AMOUNT DUE TO CELERA IS EQUAL TO $1,495,000. REVISE TO DISCLOSE IF THE $1 MILLION PAYMENT DUE IN 2004 WAS MADE AS OF DECEMBER 31, 2004. IF PAYMENT WAS INDEED MADE, PLEASE EXPLAIN TO US SUPPLEMENTALLY THE REASON WHY THE SHORT TERM AMOUNT DUE IS GREATER THAN $500,000.

    Management's response: A portion ($400,000) of the $1 million payment due in 2004 was paid as of December 31, 2004. The $1 million due in 2004 represented the $500,000 annual payment plus four $125,000 quarterly payments. We have disclosed in note 5 to the 2005 financial statements (previously note 4) the fixed amounts payable in 2003 and 2004 which remain unpaid as of December 31, 2005. The short term amount $2,026,442 represents the $438,800 due in 2003 ($500,000 less the $61,200 payment made), the
    $500,000  due in 2004 and 2005,  $100,000  of the final  $125,000  quarterly payment in due in 2004, plus the present value of the $500,000 due in 2006.

    65. IN THE THIRD PARAGRAPH OF NOTE 4, YOU STATE THAT THE COMPANY WAS REQUIRED TO MAKE A PAYMENT OF $1 MILLION TO CELERA FOLLOWING THE RECEIPT OF $1 MILLION FROM THE MONSANTO COMPANY, REVISE TO CLARIFY IF THIS AMOUNT DUE IS SEPARATE FROM THE $1 MILLION PAYABLE DESCRIBED IN THE SECOND PARAGRAPH OF THIS DISCLOSURE. ALSO, ADVISE US WHY THE $1 MILLION DISCUSSED (IN THE THIRD PARAGRAPH) WAS RECORDED AS A COST OF REVENUE.

    Management's response: We have disclosed in note 5 to the 2005 financial statements(previously note 4) that the $1 million due Celera following the receipt of $1 million from the Monsanto Company was originally a contingent payment and separate from the fixed amounts described in the second paragraph. The $1 million paid to Celera was recorded as a cost of revenue because it was a direct cost (cost for the right to sub-license the rights) related to the revenue associated with the $1 million received from Monsanto.

    66. WE NOTE THAT THE TOTAL CONSIDERATION DUE TO CELERA IS EQUAL TO $43,530,847. IN "LICENSES, ACQUISITIONS..." ON PAGE 6, YOU STATE THAT CONSIDERATION FOR THE CELERA ASSETS AND LICENSES WAS 2,000,000 SHARES OF STOCK (VALUED AT $35 MILLION) AND A DEFERRED CASH PAYMENT OF $2,000,000. PLEASE REVISE THE DISCLOSURE ON PAGE 6 TO DISCUSS THE REMAINDER OF THE PAYMENTS DUE TO CETERA.

    Management's response: We have disclosed in 2005, on page 9, a discussion of the remainder of the payments due Celera.

    67. IN "LICENSES, ACQUISITIONS..." ON PAGE 6, YOU STATE THAT IN A SEPARATE AGREEMENT WITH CELERA, YOU ARE OBLIGATED TO MAKE QUARTERLY PAYMENTS OF $125,000 FOR SUBSCRIPTION-BASED ACCESS TO CELERA'S HUMAN GENOME DATABASE AND ANALYSIS SOFTWARE. IT APPEARS THAT THESE AMOUNTS DUE ARE SEPARATE FROM THE $5,709,076 THAT REMAINS DUE TO CELERA AS OF DECEMBER 31, 2004. IF THIS IS SO, REVISE THE NOTES TO THE FINANCIAL STATEMENTS TO DISCUSS THIS MATERIAL COMMITMENT AND THE ACCOUNTING TREATMENT THEREOF.

    Management's response: An arrearage of $100,000 in quarterly payment obligations is included in the $5,960,209 that remains due to Celera at December 31, 2005. The original quarterly obligation was for $125,000 beginning March 2002 and ending December 2004. The discounted present value of the obligation was computed as a portion of the purchase price.


NOTE 5 - COLLABORATIVE AGREEMENTS, PAGE F-13
--------------------------------------------

WYETH AGREEMENT, PAGE F-13
--------------------------

    68. REVISE TO INCLUDE THE DURATION OF THE AGREEMENT WITH WYETH.

    Management's response: We have disclosed in note 4 to the 2005 financial statements the duration of the agreement with Wyeth, which is until the expiration of the last patent to be filed. We have disclosed that, currently, the expiration date of the last patent filed in November 10, 2025.

ROYALTY AGREEMENTS, PAGE F-14
-----------------------------

    69. IN "LICENSES, ACQUISITIONS..." ON PAGE 9, WE NOTE THE ASSETS ACQUIRED FROM BIOSTAR INC. FOR $2,500,000. REVISE THE NOTES TO THE FINANCIAL STATEMENTS TO DISCUSS THE COMPANY'S COMMITMENT TO PAY THE AMOUNTS THAT HAVE NOT BEEN PAID AS OF DECEMBER 31, 2004. ALSO, REVISE TO DISCLOSE THE AMOUNT OF QUARTERLY PAYMENTS DUE TO VIDO AND THE TOTAL AMOUNT OF LICENSE FEES INCLUDED IN EXPENSE DURING THE PERIODS PRESENTED ON THE ACCOMPANYING FINANCIAL STATEMENTS.

    Management's response: We have disclosed in note 4 to the 2005 financial statements the company's commitment to pay the amounts that have not been paid as of December 31, 2005. Also, we have revised the note to disclose the amount of quarterly payments due to VIDO and the total amount of license fees included in expense during the periods presented on the accompanying financial statements.


AGREEMENT WITH THE JOHNS HOPKINS UNIVERSITY AND GENETICS INSTITUTE, INC.,
-------------------------------------------------------------------------
PAGE F-14
---------

    70. IN "LICENSES, ACQUISITIONS..." ON PAGE 8, YOU STATE THAT THE COMPANY IS IN ARREARS WITH RESPECT TO APPROXIMATELY $755,000 OF RESEARCH FUNDING THAT YOU AGREED TO PAY JOHNS HOPKINS. YOU STATE IN NOTE 5 THAT YOU HAD A TOTAL OF $750,000 OF COLLABORATIVE RESEARCH EXPENSE IN THE YEARS ENDING DECEMBER 31, 2002 THROUGH 2004. PLEASE ADVISE US IF THESE TWO AMOUNTS ARE ONE AND THE SAME. IF SO, REVISE NOTE 5 TO DISCLOSE THAT THE $750,000 WAS NOT YET PAID AND DISCLOSE THE COMPANY'S ACCOUNTING FOR THIS AMOUNT IN THE FINANCIAL STATEMENTS, IF THESE AMOUNTS ARE NOT RELATED, REVISE
        NOTE 5 TO DISCUSS THE NATURE OF THE $755,000 RESEARCH FUNDING AND HOW THIS IS ACCOUNTED FOR IN THE FINANCIAL STATEMENTS.

    Management's response: These two amounts are one and the same. We have disclosed in note 4 to the 2005 financial statements (previously note 5) that the $750,000 was unpaid and included in accrued expenses at December 31, 2005.


NOTE 12 - COMMITMENTS. AND CONTINGENCIES, F-19 LITIGATION, F-19
---------------------------------------------------------------

    71. IF THERE IS AT LEAST A REASONABLE POSSIBILITY THAT A LOSS MAY INCUR, REVISE TO DISCLOSE THE NATURE OF THE CONTINGENCY AND AN ESTIMATE OF THE POSSIBLE LOSS OR RANGE OF LOSS OR STATE THAT SUCH AN ESTIMATE CANNOT BE MADE. REFER TO SFAS 5.

    Management's response: We have disclosed in note 12 to the 2005 financial statements that the estimate of possible loss or range of loss cannot be determined.

NOTE 13 - DEBT, F-20
--------------------

PROMISSORY NOTES FROM RELATED PARTIES, PAGE F-24
------------------------------------------------

    72. REVISE TO INCLUDE THE DATE THE PROMISSORY NOTES BECOME DUE.

    Management's response: We have disclosed in the note 13 to the 2005 financial statements within the section "Promissory Notes from Related Parties" that the promissory notes with members of management and directors are payable on demand.


12.5% PRIVATE PLACEMENT NOTES, PAGE F-24
----------------------------------------

    73. IN "DEBT SECURITIES" ON PAGE 42, YOU STATE THAT THE 12.5% NOTES WILL AUTOMATICALLY CONVERT INTO COMMON STOCK AT THE CONVERSION PRICE UPON AN INITIAL PUBLIC OFFERING OF THE COMPANY'S SECURITIES. PLEASE REVISE NOTE 13 TO INCLUDE THIS INFORMATION.

    Management's response: We have disclosed in note 13 to the 2005 financial statements the fact that the 12.5% notes will automatically convert into common stock at the conversion price upon an initial public offering of the company's securities.


NOTE PAYABLE TO WYETH, PAGE F-25
--------------------------------

    74. IN "LICENSES, ACQUISITIONS..." ON PAGE 8, YOU STATE THAT WYETH HAS THE OPTION TO CALL THE NOTE DUE TO THEM UPON THE CLOSING OF AN IPO. PLEASE REVISE NOTE 13 TO INCLUDE THIS INFORMATION.

    Management's reply: We have disclosed in note 13 to the 2005 financial statements the information that Wyeth has the option to call the note due to them upon the closing of an IPO.


NOTE 16 - BUSINESS SEGMENTS PAGE F-31
-------------------------------------

    75. PER THE STATEMENT OF CASH FLOWS NON-CASH INVESTING AND FINANCING ACTIVITIES SECTION, $3,762,692 OF DEBT CONVERTED TO EQUITY FOR THE YEAR ENDING 2004. IN NOTE 16, THE DEBT TO EQUITY CONVERSION BALANCE IS REPORTED AS $2,294,919. PLEASE RECONCILE THESE AMOUNTS AND REVISE THE DISCLOSURES AS NECESSARY.

    Management's reply: We have disclosed in note 16 to the 2005 financial statements the $3,762,693 as debt converted to equity for the year ended 2004. In our original filing, this amount did not agree to the amount disclosed in the statement of cash flows due to an unintentional error. We have considered the impact of the revision to our footnote disclosure using the guidance of SAB 99 and have determined that the revision was not material to the financial statements.


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


    76. PLEASE RECONCILE THE REPORTED VALUE OF WARRANTS ISSUED FOR ADVISORY SERVICES OF $3,682,819 AND $5,093,330 AS OF DECEMBER 31, 2004 AND 2003,
        RESPECTIVELY, WITH THE AMOUNTS DISCLOSED ON THE STATEMENT OF CASH FLOWS.

    Management's reply: We have disclosed in note 16 to the 2005 financial statements $60,080, $3,179,876 and $2,677,496 as the reported value of warrants issued for advisory services as of December 31, 2005, 2004 and 2003, respectively. In our original filing, these amounts did not agree to the amounts disclosed in the statement of cash flows due to an unintentional error. We have considered the impact of the revisions to our footnote disclosure using the guidance of SAB 99 and have determined that the revisions were not material to the financial statements. In our 2005 financial statements, we determined that this disclosure was unnecessary in our statement of cash flows.


NOTE 17 - RELATED PARTY TRANSACTIONS, PAGE F-34
-----------------------------------------------

    77. IN "RISK FACTORS" ON PAGE 15, WE NOTE THE $264,000 AND $625,500 IN INDEBTEDNESS DUE TO MR. QUATTLEBAUM AND A FORMER DIRECTOR, RESPECTIVELY. ALSO, IN "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" WE NOTE THE WORKING CAPITAL LOANS FROM VARIOUS MEMBERS OF THE BOARD OF DIRECTORS FOR $250,000. PLEASE REVISE TO INCLUDE ALL RELATED PARTY TRANSACTIONS IN THE NOTES TO THE FINANCIAL STATEMENTS. REFER TO SFAS 57.

    Management's response: Management has disclosed all related party transactions in the notes to the financial statements. In addition to note 17 which deals exclusively with related party transactions, there are disclosures in notes 13 and 18. The $264,000 and $625,500 in indebtedness due to Mr. Quattlebaum and a former director, respectively, is included in the $1,584,498 and $1,214,498 disclosed in note 13 under the subheading "Promissory Notes from Related Parties" for 2005 and 2004, respectively. The $250,000 of working capital loans from various members of the board of directors are also included in those balances.

    78. PLEASE NOTE THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

    Our Form 10-SB Amendment 1 is updated through June 30, 2006 which will fulfill the updating requirements of Item 310(g) of Regulation S-B.


EXHIBITS
--------

    79. PLEASE FILE ALL SCHEDULES, EXHIBITS, APPENDICES AND ATTACHMENTS TO ALL MATERIAL CONTRACTS. FOR INSTANCE, PLEASE FILE EXHIBITS B AND C TO
        EXHIBIT  10.21,  THE  EXHIBITS TO EXHIBIT  1012,  AND THE  SCHEDULES  TO
        EXHIBIT 10.23.

    Management's response: Certain schedules, exhibits, appendices and attachments to all material contracts have been redacted by us based on our application for confidential treatment. Pending the decision regarding our application, we will file all schedules required. Those items not originally filed for which confidential treatment was not requested are filed as part of our Amendment 1.

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